Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

06014018

24 May 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Per

Andrew M Knox
Public Officer

Enc.

dlw 6/5


113°00'E
113°30'E
07°00'S
07°30'S
Bangkalan
Surabaya
Madura
Lerpak Field
Lerpak-1
Geger-1
Arosbaya-1
Konang-1
Konang-2
Jambu-1
Pakaan-1st
Gigir-1
Sumberlantang-1
Amih Tancak-1
Kecodur Barat-1
Tanjung-001
Bujur Tenjah-1
Bujur Timur-1
Durbuk-1
Prancak-1
Mandala-1
Soemenep-1
Kertegeneh Field
Sebaya-1
Kertegeneh-1
Puteran
Pamekasan
Sampang
Camplong-1
Gugul-1
Oyong
Raja
Genteng
MW-1
9 200 000mN
Jeruk
MS1-1
BD Field
Ang-1
Ang Utr-1
Ang-2
Ang-3
Mng-1
KE-11A
Gunung
Palungan-1/1B
KE-11E
KE-11C
KE-11HA
KE-11G
Sampang PSC
Maleo Field
Madura Offshore PSC
XX-1st
28" Diameter Pipeline
Dukuh-1
Herbras -1
Pasuruan
Grati
Madura Strait
LEGEND
Oil Field
Gas Field
0
10
Kilometres
N
700 000mE
750 000mE
800 000mE
9 150 000mN